Exhibit 99.1

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of Entity:
PRIMA BIOMED LTD (ASX:PRR)
ACN: 90 009 237 889
We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of Director
Mr Marc Voigt
Date of appointment
09 July 2014
Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
720,000 ordinary fully paid shares
78,125 options exercisable at $0.20 each and expiring on 19th June 2017
450,000 unlisted options exercisable at $0.185 and expiring on 1st August 2015
643,629 unlisted options exercisable at $0.0774 and expiring on 30th June 2018
150 American Depositary Receipts (ADRs). The ADRs are traded on NASDAQ
1 ADR = 30 ordinary fully paid shares
+ See chapter 19 for defined terms.
11/3/2002
Appendix 3X

Appendix 3X
Initial Director’s Interest Notice
Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest
Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.
N/A
Part 3 – Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
Detail of contract
N/A
Nature of interest
Name of registered holder
(if issued securities)
No. and class of securities to which interest relates
+ See chapter 19 for defined terms.
Appendix 3X Page 2
11/3/2002